UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 22)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Michael S. Dell

c/o Dell Technologies Inc.

One Dell Way

Round Rock, Texas 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Steven A. Rosenblum & Gordon S. Moodie

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

May 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402

1.	Names of Reporting Persons Michael S. Dell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares beneficially owned by each reporting person with:	7.	Sole Voting Power 155,005,746 shares of Class A Common Stock
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 155,005,746 shares of Class A Common Stock
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 155,005,746 shares of Class A Common Stock
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 36.8%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Based on 421,056,294 shares of Common Stock (as defined below) outstanding as of March 15, 2022, as disclosed in the Annual Report on Form 10-K filed by the Issuer with the Securities and Exchange Commission on March 24, 2022

Explanatory Note

This Amendment No. 22 (this “Amendment”) amends the statement on Schedule 13D originally filed by Dell Technologies Inc. (“Dell Technologies”), EMC Corporation (“EMC”) and Michael S. Dell as the Reporting Persons on September 15, 2016, as amended by Amendments No. 1 through 21 thereto (the “Schedule 13D”). Amendment No. 21 to the Schedule 13D was filed on November 2, 2021, solely by Mr. Dell as the Reporting Person, as the other Reporting Persons no longer owned any shares of the Issuer as of such date. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following at the end thereof:

Merger Agreement

On May 26, 2022, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Broadcom Inc., a Delaware corporation (“Broadcom”), Verona Holdco, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer (“Holdco”), Verona Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Holdco (“Merger Sub 1”), Barcelona Merger Sub 2, Inc., a Delaware corporation and a direct wholly owned subsidiary of Broadcom (“Merger Sub 2”) and Barcelona Merger Sub 3, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Broadcom (“Merger Sub 3”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) Merger Sub 1 will be merged with and into the Issuer (the “First Merger”), with the Issuer continuing as the surviving corporation in the First Merger (the “Surviving Company”) and becoming a wholly owned subsidiary of Holdco; (ii) following the First Merger, the Surviving Company will be converted from a Delaware corporation into a Delaware limited liability company (the “Conversion”); (iii) following the Conversion, Merger Sub 2 will be merged with and into Holdco (the “Second Merger”), with Holdco continuing as the surviving corporation in the Second Merger (the “Holdco Surviving Company”) and becoming a wholly owned subsidiary of Broadcom; and (iv) following the Second Merger, the Holdco Surviving Company will be merged with and into Merger Sub 3 (the “Third Merger,” and together with the First Merger, the Conversion and the Second Merger, the “Transactions”), with Merger Sub 3 continuing as the surviving limited liability company and as a wholly owned subsidiary of Broadcom.

As a result of the Transactions, each share of Class A common stock, par value $0.01 per share, of the Issuer (the “Common Stock”) issued and outstanding immediately prior to the effective time of the Second Merger will be indirectly converted into the right to receive, at the election of the holder of such share of Common Stock, and subject to proration in accordance with the Merger Agreement as described below: (a) $142.50 per share in cash, without interest (the “Cash Consideration”), or (b) 0.25200 shares of common stock, par value $0.001 per share, of Broadcom (the “Stock Consideration”). The shareholder election will be subject to a proration mechanism, such that the total number of shares of Common Stock entitled to receive the Cash Consideration, and the total number of shares of Common Stock entitled to receive the Stock Consideration, will, in each case, be equal to 50% of the aggregate number of shares of Common Stock issued and outstanding immediately prior to the effective time of the Second Merger.

Consummation of the Transactions is subject to the satisfaction or waiver of customary closing conditions, including adoption of the Merger Agreement by the Issuer’s stockholders and certain regulatory approvals.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 21 hereto and is incorporated by reference herein.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Reporting Person and Susan Lieberman Dell Separate Property Trust (the “SLD Trust” and, together with the Reporting Person, the “MSD Stockholders”) entered into a Voting Agreement (the “Voting Agreement”) with Broadcom with respect to all of the shares of

Common Stock owned by the MSD Stockholders as set forth in the Voting Agreement and any shares of Common Stock subsequently acquired by the MSD Stockholders during the term of the Voting Agreement. Pursuant to the Voting Agreement, the MSD Stockholders agree, at any meeting of stockholders of the Issuer called with respect to the Merger Agreement, to vote all of their shares of Common Stock in favor of the adoption of the Merger Agreement and in favor of any proposal to adjourn or postpone such meeting of stockholders to a later date if there are not sufficient votes to approve the adoption of the Merger Agreement, and against any action or agreement that would reasonably be expected to result in any of the conditions to the completion of the Transactions not being fulfilled and against any competing proposal to acquire the Issuer or certain levels of ownership thereof. The MSD Stockholders agree not to transfer or pledge any shares of Common Stock during the term of the Voting Agreement, subject to certain limited exceptions. The Voting Agreement will terminate upon the earliest to occur of the completion of the Transactions, the delivery of written notice by the Issuer to Broadcom at any time following a change to the Issuer’s board of directors’ recommendation in favor of the Transactions, the delivery of written notice by the MSD Stockholders to Broadcom following an amendment to the Merger Agreement that is adverse to the MSD Stockholders and that is made without the prior written consent of the MSD Stockholders, and the termination of the Merger Agreement in accordance with its terms.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 22 hereto and is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 4 of this Amendment is incorporated by reference in its entirety into this Item 6.

Item 7. Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit 21 – Agreement and Plan of Merger, dated as of May  26, 2022, by and among Broadcom Inc., VMware, Inc., Verona Holdco, Inc., Verona Merger Sub, Inc., Barcelona Merger Sub 2, Inc. and Barcelona Merger Sub 3, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Broadcom Inc. filed with the Securities and Exchange Commission on May 26, 2022 (Commission File No. 001-38449)).

Exhibit 22 – Voting Agreement, dated as of May  26, 2022, by and among Broadcom Inc., Michael S. Dell and Susan Lieberman Dell Separate Property Trust (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Broadcom Inc. filed with the Securities and Exchange Commission on May 26, 2022 (Commission File No. 001-38449)).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 27, 2022

/s/ Michael S. Dell
Michael S. Dell

EXHIBIT INDEX

Exhibit	Description of Exhibit

21	Agreement and Plan of Merger, dated as of May 26, 2022, by and among Broadcom Inc., VMware, Inc., Verona Holdco, Inc., Verona Merger Sub, Inc., Barcelona Merger Sub 2, Inc. and Barcelona Merger Sub 3, LLC (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Broadcom Inc. filed with the Securities and Exchange Commission on May 26, 2022 (Commission File No. 001-38449)).

22	Voting Agreement, dated as of May 26, 2022, by and among Broadcom Inc., Michael S. Dell and Susan Lieberman Dell Separate Property Trust (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Broadcom Inc. filed with the Securities and Exchange Commission on May 26, 2022 (Commission File No. 001-38449)).